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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-18 _____ AND ENDING 06-30-19 _____
　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alliance Advisory & Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

3390 Auto Mall Drive
_____
(No. and Street)

Westlake Village　　　　　CA　　　　91362
_____
(City)　　　　　　　　　(State)　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerry Sanada　　　　　　　　　　　　　　　　　　　　　805-371-8020
　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained In this Report*

Alvarez & Associates, Inc.
_____
(Name – If Individual, state last, first, middle name)

9221 Corbin Avenue, Suite 165　Northridge　　　CA　　　91324
_____
(Address)　　　　　　　　　(City)　　　　　(State)　　　(Zip Code)

SEC Mail Processing

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

AUG 27 2019

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
Information contained In this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jerry Sanada_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Alliance Advisory & Securities, Inc._____ , as
of __June 30_____ , 20__19____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

CFO
Title

Cheryl A. McEwan
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of __California__

County of __Ventura__

Subscribed and sworn to (or affirmed) before me on this _16_ day of _August_ ,
_2019_ by __Jerry Sanada__ proved to me on the basis of satisfactory evidences to be
the person who appeared before me.
Notary Public __Cheryl Ann McEwan__



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Alliance Advisory & Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alliance Advisory & Securities, Inc. (the "Company") as of June 30, 2019, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 26, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com ⊕



Alliance Advisory & Securities, Inc.
Statement of Financial Condition
June 30, 2019

Assets

Cash and cash equivalents	$	169,047
Accounts receivable, net		491,550
Receivable from related party		186,967
Prepaid expenses and other		1,316
Total assets	**$**	**848,880**

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	56,503
Deferred income tax payable		47,338
Commissions payable		263,115
Total liabilities		366,956

Stockholder's equity

Common stock, no par value, 1,000,000 shares authorized,		1,030
109,000 shares issued and outstanding		
Additional paid in capital		46,970
Retained earnings		433,924
Total stockholder's equity		481,924
Total liabilities and stockholder's equity	**$**	**848,880**

The accompanying notes are an integral part of these financial statements.


Alliance Advisory & Securities, Inc.
Statement of Income
For the Year Ended June 30, 2019


Revenues

Advisory fees	$	2,627,786
Commission fees		148,983
Interest and dividends		2,978
Other income		51,812
Total revenues		2,831,559

Expenses

Employee compensation and benefits	849,773
Commission expense	1,491,697
Occupancy expenses	156,000
Communications	5,638
Other operating expenses	569,158
Reimbursed expenses	(167,943)
Total expenses	2,904,323
Net income (loss) before income tax provision	(72,764)
Income tax provision (benefit)	800
Net income (loss)	$ (73,564)


The accompanying notes are an integral part of these financial statements.


Alliance Advisory & Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2018	1,030	46,970	507,488	555,488
Net income (loss)	-	-	(73,564)	(73,564)
Balance at June 30, 2019	$ 1,030	$ 46,970	$ 433,924	$ 481,924

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2019

Cash flows from operating activities:

Net income (loss)			$ (73,564)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Accounts receivable, net	$ (55,433)		
Receivable from related party	131,340		
Prepaid Taxes	6,000		
Prepaid expenses and other	729		
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses	44,947		
Unearned commission	(510)		
Commissions payable	(883)		
Total adjustments			126,190
Net cash provided by (used in) operating activities			52,626
Net cash provided by (used in) in investing activities			-
Net cash provided by (used in) financing activities			-
Net increase (decrease) in cash			52,626
Cash and cash equivalents at beginning of year			116,421
Cash and cash equivalents at end of year			$ 169,047

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	800

The Company recoreded an allowance for doubtful accounts in the amount of $185,034 related to a related party affiliate receivable.

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule SEC 15c3-1
As of June 30, 2019

Computation of net capital

Common stock	$	1,030	
Additional paid-in capital		46,970	
Retained earnings		433,924	
Total stockholder's equity			$ 481,924
Less: Non-allowable assets			
Receivable from related party		(186,967)	
Prepaid expenses and other		(1,316)	
Other receivables, non allowable		(8,844)	
Total non-allowable assets			(197,127)
Net capital before haircuts			284,797
Less: Haircuts and undue concentration			
Haircut on money markets		(1,453)	
Total haircuts and undue concentration			(1,453)
Net Capital			283,344

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	24,464	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(24,464)
Excess net capital			$ 258,880
Aggregate Indebtedness			$ 366,956
Ratio of aggregate indebtedness to net capital			1.3 : 1

There was no material difference between the net capital computation shown here and the net capital computation on the Company's unaudited Form X-17A-5 Part IIA report dated June 30, 2019.

See report of independent registered public accounting firm

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alliance Advisory & Securities, Inc. (the "Company") was founded in the State of California in May of 1982 under the name Polycomp Financial Group, Inc. In July of 1985, the Company changed its name to Petra Financial Group, Inc. and in May of 1991 the Company changed its name to Alliance Advisory & Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including providing financial planning, consulting, insurance, investment advisory, private placements and securities brokerage services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company recognizes an allowance for doubtful accounts to record its accounts receivable and other balances receivable at net collection value. The allowance for doubtful accounts totaled $407,708, of which, $185,034 was recognized during the year ended June 30, 2019.

Furniture and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives of five (5) years by the straight-line method. At June 30, 2019, all furniture and equipment has been fully depreciated.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
June 30, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Advisory fees are recorded in the period revenue is earned. The advisors receive a commission percentage based on the terms of the agreement which the Company accrues for the same period.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis; however there is no material difference between trade date and settlement date for the Company.

Other income consists of fees for contracted services which includes financial planning, consulting, administrative fees, and private placements. These revenues are recorded based on the terms of the underlying contracts.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	($ -)	50,782	(50,782)	$ -
State	$ 800	-	-	$ 800
Total	$ 800	-	-	$ 800

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
June 30, 2019

Note 2: INCOME TAXES (continued)

Deferred taxes arise from the timing differences of assets and liabilities, due to the filing of income taxes on the cash basis. In addition, the Company has available at June 30, 2019, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income. Timing differences and net operating losses result in a deferred tax liability of approximately $98,121. The Company has placed an allowance of $50,782 against this benefit, since management cannot determine if the full benefit will be realized. The net operating loss begins to expire in the year 2029.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2019, the IRS has not proposed any adjustment to the Company's tax position

Note 3: RELATED PARTY TRANSACTIONS

The Company provides investment management and/or other services for four limited partnerships owned and controlled by Alliance Financial Group, Inc. ("AFG"). AFG is the sole shareholder of the Company. During the year ended June 30, 2019, the Company received $783,038 in revenue for services to these partnerships. This amount is included in Advisory fees income on the accompanying Statement of Income.

The Company occupied office space in a building that is owned by AFG. The Company has an administrative agreement with AFG whereby during the year ended June 30, 2019, the Company incurred $156,000 in occupancy fees. These fees include various administrative expenses, rental of office equipment, furniture and office space.

The Company pays all salaries and provides all office supplies and services for itself and for AFG and its subsidiaries. For the year ended June 30, 2019, ABLP Management, Alliance Entrust, Hoby Pearce CFP, Randy Sanada CFP, and Randall Sanada CFP (sister companies) reimbursed the Company $167,943 for salaries and benefits and for rent, which are included in reimbursed expenses on the Statement of Income. At June 30, 2019, the receivable from related parties amounts to $186,967.

Note 3: RELATED PARTY TRANSACTIONS (continued)

The Company is reimbursed by its registered representatives for license fees and insurance expenses incurred on their behalf in the amount of $6,261 and $20,260, respectively. For the year ended June 30, 2019, these reimbursements were offset against the total of other operating expenses on the Statement of Income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending June 30, 2019. The Company is evaluating the impact that ASU 2016-02 will have on its financial statements.

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended June 30, 2019. ASC Topic 606 had no material impact on the Company's financial statements.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2019, the Company had net capital of $283,344 which was $258,8804 in excess of its required net capital of $24,464; and the Company's ratio of aggregate indebtedness ($366,956) to net capital was 1.3 to 1.

Note 7: RETIREMENT PLAN

The Company's retirement plan is a 401(k) (the "Plan") which covers all eligible employees. Employees over 21 are eligible after completing three months of employment on a full-time or part-time basis. The Plan was effective on December 1, 2016, and provides for a Company matching contribution of at least 3% of eligible employee compensation which vests immediately. The Company made a matching contribution of $20,963 for the year ended June 30, 2019.

Alliance Advisory & Securities, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to SEC Rule 15c3-3
As of June 30, 2019

A computation of reserve requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under SEC Rule 15c3-3(k)(2)(i).

See report of independent registered public accounting firm

Alliance Advisory & Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to SEC Rule 15c3-3
As of June 30, 2019

Information relating to possession or control requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under SEC Rule 15c3-3(k)(2)(i).

See report of independent registered public accounting firm

Alliance Advisory & Securities, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2019



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Alliance Advisory & Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Alliance Advisory & Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Alliance Advisory & Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Alliance Advisory & Securities, Inc. stated that Alliance Advisory & Securities, Inc. met the identified exemption provisions throughout the year ended June 30, 2019 without exception. Alliance Advisory & Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alliance Advisory & Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Northridge, California
August 26, 2019

Alliance Advisory & Securities Inc.
3390 Auto Mall Drive
Thousand Oaks, CA 91362

Assertions Regarding Exemption Provisions

We, as members of management of Alliance Advisory & Securities Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended June 30, 2019.

Alliance Advisory & Securities Inc.

By:

Jerry V. Sanada, CEO
CFO

Alliance Advisory & Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended June 30, 2019



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Alliance Advisory & Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Alliance Advisory & Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Alliance Advisory & Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. Alliance Advisory & Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Alliance Advisory & Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Alliance Advisory & Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 26, 2019

Alliance Advisory & Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2019

	Amount
Total assessment	$ 3,657
SIPC-6 general assessment Payment made on January 29, 2019	(1,735)
SIPC-7 general assessment Payment made on August 7, 2019	(1,922)
Total assessment balance (overpayment carried forward)	$ -